SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

Results of Operations and Financial Condition

On April 28, 2025, InMode Ltd. (the “Company”) announced its first quarter 2025 financial results. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Share Repurchase Plan

On February 3, 2025, our board of directors (the “Board”) authorized the repurchase of up to 10% of the Company’s outstanding ordinary shares, par value NIS 0.01 per ordinary share (“Ordinary Shares”), in accordance with the terms of Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or pursuant to an accelerated share repurchase program. The Company’s Chief Executive Officer and Chief Financial Officer were authorized by the Board to cause the Company to repurchase, from time to time, on the open market or otherwise, Ordinary Shares in quantities, at such prices, in such manner and on such terms and conditions as determined to be in the best interests of the Company (the “Repurchase Plan”).

As of April 4, 2025, the Company completed the repurchase of its Ordinary Shares pursuant to the Repurchase Plan. The Company repurchased 6.95 million shares at an average price paid per share of $18.337.

Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action (the “Securities Class Action”) in the United States District Court for the Central District of California (the “Court”), captioned Cement Masons and Plasterers Local No. 502 Pension Fund v. InMode Ltd. et al., Case No. 2:24-cv-01219, against the Company and certain of its officers and directors. The complaint alleges claims under Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. On April 16, 2024, multiple shareholders moved to be appointed lead plaintiff. On December 4, 2024, the Court entered an order appointing a group of shareholder funds as the lead plaintiffs. On January 31, 2025, the lead plaintiffs filed an amended complaint. The amended complaint purportedly brings claims on behalf of purchasers of the Company’s Ordinary Shares between February 18, 2020 and December 6, 2023, inclusive.

On April 11, 2025, the Company filed a motion to dismiss the amended complaint, asserting, among other arguments, that the allegations in the amended complaint are legally insufficient and fail to support the lead plaintiffs’ claims.  The motion to dismiss will be fully briefed on July 21, 2025 and will then be ripe for the Court’s ruling.

As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in the Securities Class Action, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to continue to deny the allegations of wrongdoing and vigorously defend against the claims in the Securities Class Action.

Exhibit No.	Description of Exhibit
99.1	Press Release dated April 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer
April 28, 2025